

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2020

Petros Panagiotidis
Chairman, Chief Executive Officer and Chief Financial Officer
Castor Maritime Inc.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus

> **Re: Castor Maritime Inc.**
> **Registration Statement on Form F-3**
> **Filed July 31, 2020**
> **File No. 333-240262**

Dear Mr. Panagiotidis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

General

1. We note that you relied on General Instruction I.B.5 to Form F-3 to conduct your registered direct offering in July 2020, and note that in a concurrent private placement you sold to the investors the warrants that you are registering for resale in this F-3. Because the aggregate number of shares sold by you to the selling shareholders in the registered direct offering and number of common shares underlying the warrants sold by you in the private placement exceeds the limitation in General Instruction I.B.5, it does not appear that you are eligible to rely on General Instruction I.B.3 to Form F-3 to register the resale of these securities. For guidance, please consider Securities Act Forms Compliance and Disclosure Interpretation 116.25. Accordingly, with respect to the resale of these warrants

and common shares, please amend your registration statement to a form on which you are eligible to conduct a primary offering of securities with a market value of the securities that you have attempted to register on Form F-3. Alternatively, provide us with an analysis supporting your eligibility to use Form F-3 to register the resale of these warrants and common shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Nicholson, Special Counsel, at 202-551-3584 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Edward S. Horton